                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(b)


                             Pinnacle Airlines Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    723443107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

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CUSIP No. 723443107                                           Page 2 of 12 pages

 1      NAMES OF REPORTING PERSONS........... The Pabrai Investment Fund 2, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION........................  Illinois

 NUMBER OF      5     SOLE VOTING POWER                      0
   SHARES
BENEFICIALLY    6     SHARED VOTING POWER                    483,000
  OWNED BY
    EACH        7     SOLE DISPOSITIVE POWER                 0
 REPORTING
   PERSON       8     SHARED DISPOSITIVE POWER               483,000
    WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................................    483,000

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                          [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...........     2.2%

12      TYPE OF REPORTING PERSON....................................      PN

CUSIP No. 723443107                                           Page 3 of 12 pages

 1      NAMES OF REPORTING PERSONS............... Pabrai Investment Fund 3, Ltd.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION...................  British Virgin
                                                                       Islands
 NUMBER OF     5     SOLE VOTING POWER                 0
   SHARES
BENEFICIALLY   6     SHARED VOTING POWER                857,000
  OWNED BY
    EACH       7     SOLE DISPOSITIVE POWER             0
 REPORTING
   PERSON      8     SHARED DISPOSITIVE POWER           857,000
    WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON..................................      857,000

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                       [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)......       3.9%

12      TYPE OF REPORTING PERSON...............................        CO

CUSIP No. 723443107                                           Page 4 of 12 pages


 1      NAMES OF REPORTING PERSONS.......... The Pabrai Investment Fund IV, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION.....................     Delaware

 NUMBER OF    5     SOLE VOTING POWER              0
   SHARES
BENEFICIALLY  6     SHARED VOTING POWER            20,500
  OWNED BY
    EACH      7     SOLE DISPOSITIVE POWER         0
 REPORTING
   PERSON     8     SHARED DISPOSITIVE POWER       20,500
    WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON....................................      20,500

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                         [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)........         *

12      TYPE OF REPORTING PERSON.................................        PN

           * Less than one-tenth of one percent.

CUSIP No. 723443107                                           Page 5 of 12 pages


 1      NAMES OF REPORTING PERSONS.......................... Dalal Street, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION......................   California

 NUMBER OF     5     SOLE VOTING
   SHARES            POWER                          0
BENEFICIALLY
  OWNED BY     6     SHARED VOTING POWER            1,360,500
    EACH
 REPORTING     7     SOLE DISPOSITIVE POWER         0
   PERSON
    WITH       8     SHARED DISPOSITIVE POWER       1,360,500

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.....................................    1,360,500

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                         [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).........      6.2%

12      TYPE OF REPORTING PERSON..................................       CO

CUSIP No. 723443107                                           Page 6 of 12 pages


 1      NAMES OF REPORTING PERSONS............................... Mohnish Pabrai
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]
 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION..................... United States

 NUMBER OF      5     SOLE VOTING POWER             0
   SHARES
BENEFICIALLY    6     SHARED VOTING POWER           1,360,500
  OWNED BY
    EACH        7     SOLE DISPOSITIVE POWER        0
 REPORTING
   PERSON       8     SHARED DISPOSITIVE POWER      1,360,500
    WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON....................................     1,360,500

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES                                         [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)........       6.2%

12      TYPE OF REPORTING PERSON.................................        IN

CUSIP No. 723443107                                           Page 7 of 12 pages

ITEM 1. (A) NAME OF ISSUER.   Pinnacle Airlines Corp.

ITEM 1. (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. 1689 Nonconnah Blvd
                                                             Ste 111
                                                             Memphis, TN  38132

ITEM 2. (A) NAME OF PERSON FILING.

This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Dalal Street, LLC, a California limited liability company ("Dalal") and general partner of PIF2 and PIF4 and sole investment manager of PIF3, and Mohnish Pabrai, managing member of Dalal and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated January 27, 2006, filed by the Reporting Persons as Exhibit A to this Schedule 13G.

ITEM 2. (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                  114 Pacifica
                                  Suite 240
                                  Irvine, CA  92618-3321

ITEM 2. (C) CITIZENSHIP.

PIF2 is an Illinois limited partnership. PIF3 is a British Virgin Islands corporation. PIF4 is a Delaware limited partnership. Dalal is a California limited liability company. Mohnish Pabrai is a United States citizen

ITEM 2. (D) TITLE OF CLASS OF SECURITIES.   Common Stock

ITEM 2. (E) CUSIP NUMBER.   723443107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP.

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, LLC in its capacity as the General Partner and Investment Manager of PIF2, PIF4 and Pabrai

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CUSIP No. 723443107                                           Page 8 of 12 pages

Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as the managing member of Dalal Street, LLC and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in
Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

                                             Common Stock
Reporting Person                          Beneficially Owned     % of Class (++)
----------------                          ------------------     ---------------
The Pabrai Investment Fund II, L.P.              483,000                2.2%
Pabrai Investment Fund 3, Ltd.                   857,000                3.9%
The Pabrai Investment Fund IV, L.P.               20,500                 *
Dalal Street, Inc                                      0                0.0%
Mohnish Pabrai                                         0                0.0%

++ All percentages in this table are based on the 21,945,260 shares of Common Stock of Pinnacle Airlines Corp. issued and outstanding as of November 1, 2005, as reported in the Form 10-Q for the quarterly period ended September 30, 2005 filed by Pinnacle Airlines Corp. with the Securities and Exchange Commission on November 2, 2005.

* Less than one-tenth of one percent.

(c) Dalal Street, LLC and Mohnish Pabrai, in his capacity as managing member of Dalal Street, LLC, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, LLC and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

CUSIP No. 723443107                                           Page 9 of 12 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 723443107                                          Page 10 of 12 pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2006


THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:
                       --------------------------------------------
                         Mohnish Pabrai, Managing Member


PABRAI INVESTMENT FUND 3, LTD.

         By:
              -----------------------------------------------------
                 Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, LLC Its General Partner

                  By:
                       --------------------------------------------
                         Mohnish Pabrai, Managing Member


DALAL STREET, LLC

          By:
               ----------------------------------------------------
                  Mohnish Pabrai, Managing Member


----------------------------------------
Mohnish Pabrai

CUSIP No. 723443107                                          Page 11 of 12 pages


                                  EXHIBIT INDEX

EXHIBIT                      DESCRIPTION
-------                      -----------
EXHIBIT A                    JOINT REPORTING AGREEMENT

CUSIP No. 723443107                                          Page 12 of 12 pages


                                    EXHIBIT A
                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Pinnacle Airlines Corp. is being filed on behalf of each of the parties named below.

Dated:  January 27, 2006


THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:
                       ------------------------------------------------
                         Mohnish Pabrai, Managing Member


PABRAI INVESTMENT FUND 3, LTD.

         By:
              ---------------------------------------------------------
                 Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, LLC Its General Partner

                  By:
                       ------------------------------------------------
                         Mohnish Pabrai, Managing Member


DALAL STREET, LLC

          By:
               --------------------------------------------------------
                  Mohnish Pabrai, Managing Member


------------------------------------------
Mohnish Pabrai